Mail Stop 3561
      July 12, 2005

John G. Murphy
President and Chief Executive Officer
U.S. Helicopter Corporation
6 East Rivers Piers, Suite 216
Downtown Manhattan Heliport
New York, New York 10004

Re: 	U.S. Helicopter Corporation
	Amendment No. 1 to Registration Statement on Form SB-2
	Filed on June 27, 2005
      File No. 333-124262

Dear Mr. Murphy,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 6. Please be advised that the comment was not withdrawn by Mr. Morris. In your next response letter, we request that you confirm your understanding that while we do not necessarily agree with the integration analysis you provided in your supplemental letter to us on June 10, 2005, we do not intend to issue further comment at this time.

Cover page

2. On your cover page, please identify Cornell Capital as an underwriter.

The Offering, page 3

3. Because the offering does not include shares to be issued pursuant to the SEDA, delete the second and third sentences of the paragraph following the bullet-points.

We need to obtain... financial and performance guarantees, page 7

4. We note that although you have not yet obtained financing, you hope to begin operations in September 2005. Please state how much time you will need after obtaining financing to develop the necessary infrastructure to begin flight operations.

5. We note your response to our prior comments 20 and 22. Please tell us supplementally how long you expect the FAA will take to grant certification once you acquire your aircraft. Is a lengthy delay likely?

The market we anticipate...unreceptive to our services, page 11

6. We note your response to our prior comment 25. Please revise your registration statement to include this supplemental disclosure.

Our maintenance costs will increase as our fleet ages, page 14

7. We note your response to our prior comment 26. Your current disclosure is unsupported. Please disclose the basis for your statements regarding maintenance trends in the helicopter industry.

Our failure to successfully take delivery... could harm our business, page 14

8. In subsequent amendments, please update the status of the anticipated deliveries disclosed in response to our prior comment
28.

Our common stock may be deemed... due to suitability requirements, page 20

9. As stated in the paragraph the common stock is "penny stock", therefore please revise the heading to this risk factor.

Risks Related to Cornell Capital Financing, page 20

10. Your discussion in this section is disproportionately focused on the SEDA, and not the convertible debentures. Please revise this section to better address risks related to the convertible debentures.

11. In that regard, please revise this section to clarify that the shares underlying the SEDA are not currently registrable.

Risks Related to This Offering, page 21

12. We note your response to our prior comment 17. Your disclosure should also address the fact that you do not have experience as a reporting company and may encounter difficulty meeting the various obligations imposed on you by the public reporting system.

Convertible Debentures, page 27

13. Expand the second paragraph to indicate if Cornell Capital has consented to Company`s issuance of equity securities with the acquisition of its` first helicopter. Refer to the last risk factor on page 7.

Dilution, page 29

14. Please change the description in the first line of your dilution chart on page 30 from "Assumed public offering price per share" to "Conversion price of debenture."

15. Please include a separate chart that sets forth the dilution that will be experienced by investors purchasing shares at $.75.

Amended and Restated Standby Equity Distribution Agreement
Explained,
page 33

16. Please limit your discussion of the SEDA. You have paid disproportionate attention to these shares which are not registered in this registration statement. Please revise accordingly.

17. We note your disclosure in the last paragraph of this section. As indicated in our prior comment 3, the shares held by Newbridge
Securities are not registrable at this time. Please revise your registration statement accordingly.

18. We note your disclosure in the last paragraph of this section. Please disclose the fees that you expect to incur in connection with this registration statement. In your current disclosure it is unclear whether you are referring to the costs associated with this registration or the anticipated costs of registering the SEDA shares in the future.

Plan of Distribution, page 33-36

19. The securities related to the SEDA are not part of this offering.
Accordingly remove all references to those securities under the plan of distribution discussion, with the exception of the 2,472,527 shares of common stock issued as a one time commitment fee.


Results of Operations, page 39

20. Since the inception to March 31, 2005 cumulative professional fees total $254,542. Given the developmental stage status of the company, the nature of these fees is not clear.

Liquidity and Financial Condition, page 40

21. Refer to prior comment 49. In your response, you indicate that deposits made to the manufacturer(s) will be classified as deposits on the balance sheet but in your disclosure on page 40 you indicate that they will be classified as restricted cash. Please reconcile your response to prior comment 49 and your disclosure on page 40. If you plan to classify the deposits as restricted cash, please tell us why you believe that is appropriate.

Elapsed Travel Time Comparison Sheet, page 48

22. In the footnotes to the charts that appear on pages 48 and 54, please provide the substance of your supplemental response to our prior comment 54. In addition, please include similar disclosure with regard to the travel estimates on page 47.

Market Research, page 50

23. We note your response to our prior comment 56. We encourage you to expand your disclosure here. As the core of your operations to date, we believe that your market research findings deserve a more lengthy discussion.

Down time from inclement weather, page 51

24. We note your response to our prior comment 58. Please attribute the 98.5% reliability figure to a particular source.

Alliances and Partnering Agreements, page 53

25. We note your response to our prior comment 59. It seems that if you are unable to finalize an alliance with American Airlines, the greatest danger you face is that you may be unable to find a neutral site from which to conduct operations. Please disclose this risk, or tell us why you do not believe this risk is material.

26. Further, we note that, even if you are able to find a neutral site, there would seem to be a distinct possibility that the location of such site would add far more than fifteen minutes to your passengers` travel time. Please tell us how you reached this 10 to 15 minute estimate.

27. Consider filing as an exhibit to the registration statement, the letter of intent with American Airlines.

28. Please tell us if there will be any accounting recognition for the airline partnering agreements that you plan to enter into.

Change in Control, page 67

29. Please revise this section, and throughout the registration statement, to clarify that this offering does not include the registration of shares under the SEDA. We believe that the significant reduction in the shares sought to be registered is unclear in certain portions of the registration statement. Please make sure that these changes flow through the language of the document.

Private Placement, page F-10

30. Refer to prior comment 75. Please tell us in greater detail how your accounting of the beneficial conversion feature of the Convertible Series A Preferred Stock complies with EITF 98-5.

Exhibit 5.1

31. Please revise the first paragraph of your opinion to note that the registration statement covers the "sale" of shares by the selling shareholders, not the "resale" of such shares.

*	*	*

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Patrick Kuhn at (202) 551-3308 or Joseph A.
Foti
at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters.  Please contact Daniel Morris at (202) 551-3314 or me at
(202) 551-3201 with any other questions.

      Sincerely,



Letty G. Lynn
Reviewer
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U.S. Helicopter, Inc.
July 12, 2005
Page 1